Exhibit 99.1

October 24, 2014

Dear Rosetta Genomics’ Shareholders:

The Rosetta Genomics Board of Directors hereby responds to a Position Paper submitted by Mr. Israel Makov and Mr. Nachum (Homi) Shamir dated October 23, 2014 regarding the Annual General Meeting of Shareholders of Rosetta Genomics to be held November 5, 2014.

We welcome open communication with all our shareholders, and we appreciate the input of Messrs. Makov and Shamir toward our common goal of industry leadership and enhancing value for our shareholders. However, while we welcome their investment and interest in Rosetta, we strongly disagree with their views as stated in their Position Paper and do not support the agenda items they have added to our Proxy Statement.

Rosetta has a history of being responsive to all of its shareholders, including Messrs. Makov and Shamir, and we are committed to providing a timely and thoughtful response to shareholders who contact Rosetta or our representatives. We afforded Messrs. Makov and Shamir not one, but two chances to correct their Position Paper submissions, which were inconsistent with the matters put forth to our shareholders as well as with the applicable regulations under Israeli law. We did so even though the deadline to submit a Position Paper had long passed.

Rosetta is disappointed in the partial and biased presentation of facts as presented by Messrs. Makov and Shamir, and is endeavoring to ensure that the truth be known. In addition, Rosetta does not believe a Position Paper is the appropriate vehicle for discussing issues of applicable law and regulation, and is also disappointed that Messrs. Makov and Shamir chose to utilize their Position Paper as a vehicle to attack the integrity of Rosetta's Board and the legality of its actions. It is Rosetta’s position that not only has it complied in all respects with all applicable Israeli laws and regulations, but as noted above, it also has afforded Messrs. Makov and Shamir rights and opportunities that far exceed the requirements of applicable law.

The share ownership positions of Messrs. Makov and Shamir are recent and appear to have been taken with the intention of mounting a proxy campaign, perhaps to assume control of Rosetta and to alter its strategic direction without paying a premium for such control. As owners of less than 3.5% of Rosetta’s outstanding shares, Messrs. Makov and Shamir are seeking to control nearly 40% of our Board seats. We believe their timing and approach are opportunistic and exploitative, and their actions, even if not for that purpose, serve to waste our management’s time and Rosetta’s resources while potentially disrupting our business momentum.

Our response, as follows, addresses each of the 11 agenda items in the Proxy Statement as filed on Form 6-K with the U.S. Securities and Exchange Commission on October 15, 2014.

Item 1 – Approval of the re-election of Mr. Brian A. Markison to serve as a Class I director of the Company for a 3-year term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company’s shareholders to be held in 2017 in accordance with the Company’s Articles of Association

The two Director nominees put forth by Rosetta under agenda items 1 and 2 are, in Rosetta’s opinion, the most suitable individuals to ensure stewardship of Rosetta and increase shareholder value. Furthermore, it should be noted that in their Position Paper Messrs. Makov and Shamir gave no reason as to why Mr. Markison is not a worthy candidate. Therefore, it is apparent that Messrs. Makov and Shamir have no valid reason to object to the vote for Mr. Markison, and that the only reason for their objection is their desire to maximize their control of Rosetta and the Board through the election of their own nominees.

Brian Markison, our Chairman, has served as a Rosetta Director since March 2011. He has an esteemed career in the healthcare industry including executive management positions at both large and small companies. His background features significant oncology experience as well as clinical diagnostics experience from his years at Rosetta, along with his work at Alere, a point-of-care diagnostics company. He was instrumental in the sale of two companies where he held leadership positions, and he has contributed materially to Rosetta's successes.

Mr. Markison has been an active part of Rosetta's build out of its management team with recent hires including a Chief Scientific Officer, a Chief Medical Officer and executives responsible for sales, marketing and reimbursement. As Chair of our Nomination and Governance Committee, Mr. Markison was also involved in the addition over the past two years of new Directors Dr. Yitzhak Peterburg and Mr. Roy Davis, both seasoned healthcare executives, through which “new blood” was introduced to our Board. Thus, more than one fourth (including a member up for re-election at this Annual Meeting) of our Board members have been added within the past two years.

Item 2 – Approval of the re-election of Dr. Yitzhak Peterburg to serve as a Class I director of the Company for a 3-year term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company’s shareholders to be held in 2017 in accordance with the Company’s Articles of Association

Yitzhak Peterburg, M.D., Ph.D. has served as a Rosetta Director since December 2012. As is the case with Mr. Markison, Dr. Peterburg also has an impressive, well-rounded career in the healthcare industry including senior positions at pharmaceutical companies, health services providers and positions in academia, as well as a doctorate degree in Health Administration from Columbia University. His work in health services includes heading the largest HMO in Israel, which owns and operates more than 1,500 clinics, a dozen hospitals, numerous clinical laboratories and a genetics institute, and has an annual operating budget of approximately $4 billion (USD). In addition, Dr. Peterburg has extensive management experience and in the short time since he joined Rosetta, he has become an integral part of Rosetta's Board.

As a member of our Research and Development Committee, Dr. Peterburg has leveraged his extensive knowledge and provided valuable insight relating to applicability and clinical utility of potential projects. Dr. Peterburg also serves on our Board’s Nominating and Corporate Governance Committee.

We suspect that the critical and ill-informed comments by Messrs. Makov and Shamir in their Position Paper about our Board and its leadership are intended to exploit Rosetta as we progress through the transition from an R&D-driven enterprise to one based on a strong patent estate, a commercial product line in the initial stages of launch and market adoption, a focused research and product-development effort and a growing list of alliance partners. Rosetta has accomplished a great deal since adding Dr. Peterburg to our Board two years ago and appointing Mr. Ken Berlin as our CEO five years ago, from reparative work owing to actions by prior management to setting a smart, methodical strategic plan.

While we have yet to reach a commercial inflection point, we have made significant progress in the areas of commercial execution, pipeline-building and business development. Thus it would be damaging to our plan and business momentum to affect a change in the composition of our Directors or the size of our Board at this time.

In addition to overall business momentum, we also have financial momentum with Cancer Origin Test™ revenues for the first half of 2014 up 187% compared with the first half of 2013, surpassing full-year 2013 revenues by 37%. Our gross billings for the first half of 2014 were more than triple the first half of 2013, surpassing full-year 2013 gross billings by 20%.

Furthermore, it should be noted that in their Position Paper Messrs. Makov and Shamir gave no reason as to why Dr. Peterburg is not a worthy candidate. Therefore, it is apparent that Messrs. Makov and Shamir have no valid reason to object to the vote for Dr. Peterburg, and that the only reason for their objection is their desire to maximize their control of Rosetta and the Board through the election of their own nominees.

Item 3 – Approval of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global (“KFGK”), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014, and until the next Annual Meeting, and to authorize the Audit Committee and the Board of Directors of the Company to determine the remuneration of KFGK in accordance with the volume and nature of their services

In their Position Paper, Messrs. Makov and Shamir do not take a stance on this item.

Item 4 – Approval of the addition of 900,000 ordinary shares, nominal (par) value NIS 0.6 each (“Ordinary Shares”), to the shares authorized for issuance under the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) (“GSIP”), so that the total number of Ordinary Shares authorized for issuance under the GSIP will equal 1,803,739

In their Position Paper, Messrs. Makov and Shamir do not take a stance on this item. For purposes of emphasis and in support of this agenda item, we do believe that it is critically important for Rosetta to have at its disposal access to an appropriately sized equity and equity options pool in order to attract the best possible talent to our company and to retain the talent we already have.

Item 5 – Approval effective as of January 1, 2014, in accordance with Section 272(c1)(1) of the Israeli Companies, Law, 5759-1999 (the “Companies Law”) of an extension, to the amendment dated June 3, 2012 of the employment agreement of Mr. Ken Berlin, the Chief Executive Officer of the Company. According to such amendment, the CEO is entitled to a base salary at the annual rate of $500,000 USD, payable bi-weekly or otherwise in accordance with the payroll policy of the Company, set to expire at the Company’s 2015 Annual Shareholder Meeting

Messrs. Makov and Shamir express concern regarding the compensation of Rosetta’s CEO, including annual base salary, options grants and RSU grants, in absolute terms, relative to industry norms and as it relates to Rosetta’s achievements.

In August 2014 the Compensation Committee of Rosetta’s Board engaged the Hay Group, an independent compensation consultant, to conduct a market benchmarking assessment for our CEO’s compensation package. In reviewing a 175-company industry peer group defined by number of employees (deemed to be the most appropriate metric for compensation analysis), the base salary, total cash compensation and total direct compensation of our CEO were all found to be within a competitive range. Indeed, our CEO’s base salary and total direct compensation both were found to be below the benchmarking median.

Messrs. Makov and Shamir's claim that “the resolution [relating to CEO compensation] cannot be approved by law” is wrong and misleading. As required by applicable law and regulation, the items before the shareholders have been approved by Rosetta's Compensation Committee, as well as by Rosetta's Board of Directors, both of which are comprised solely of independent Directors. In addition, Rosetta's Compensation Committee is comprised of a majority of external Directors, as required by Israeli law. This Committee has taken into account the requirements of Rosetta's Compensation Policy, as required by law. Furthermore, Mr. Berlins' current compensation is in accordance to Rosetta's compensation policy and, if approved, will remain consistent with Rosetta's compensation policy.

Importantly, unlike what Messrs. Makov and Shamir portray, this agenda item is not an approval of Mr. Berlin's base salary, but rather it is an approval of an extension to an amendment to Mr. Berlin's employment agreement.

Item 6 – Approval, in accordance with Section 272(c1)(1) of the Companies, Law, for Mr. Ken Berlin, the Chief Executive Officer of the Company, of a grant of options to purchase up to 100,000 Ordinary Shares of the Company at an exercise price per share equal to the closing price on the date of grant, which shall be November 30, 2014, vesting in equal installments quarterly over a period of four (4) years beginning on November 30, 2014, and such options shall expire seven (7) years after the date of grant, unless they expire earlier in accordance with the terms of the GSIP and 20,000 Restricted Stock Units (“RSUs”) vesting in equal installments annually over a period of four (4) years beginning on November 30, 2014. The options and RSUs are granted and otherwise subject to the same terms and conditions as applicable to options and RSUs granted under the GSIP

As noted above in the discussion regarding agenda item 5, according to an analysis performed by the Hay Group the base salary, total cash compensation and total direct compensation of our CEO all are within a competitive range. Indeed, our CEO’s base salary and total direct compensation, inclusive of the proposed option and RSU grant, both are below the benchmarking median.

Furthermore, contrary to what Messrs. Makov and Shamir portray, this agenda item could not be viewed as anything other than a long-term incentive, hence the four-year vesting period for the options and RSUs Rosetta is seeking to grant its CEO.

As stated above, Rosetta has accomplished a great deal since appointing Mr. Berlin as CEO five years ago, from reparative work owing to actions by prior management to setting a smart, methodical strategic plan and resulting in significant progress in the areas of commercial execution, pipeline-building and business development. These successes can be attributed to Mr. Berlin’s efforts as our CEO.

Item 7 – Replacement of Section 38 of the Company’s Articles of Association with the following: “The Board of Directors of the Company shall consist of not less than two (2) nor more than seven (7) Directors”

Messrs. Makov and Shamir are objecting to the Boards' proposition to amend the Articles of Association so as to limit the maximum number of Directors to seven, and would, if all their requested items be approved, increase the number of Rosetta's Directors to anywhere between eight and 10, as stated in a note in their Position Paper comments on item 11 of the agenda. However, although they were afforded the opportunity to do so in their Position Paper, they did not explain why they object to item 7, again making it apparent they have no valid reason to object to the reduction of the maximum number of Directors, and that the only reason for their objection is their desire to maximize their control of Rosetta and the Board.

We believe that limiting the number of Directors to seven is logical from an operational standpoint as well as from a financial one, and is appropriate for a company of our size and at our stage of development. We also believe that Messrs. Makov and Shamir are seeking to increase the size of the Board and to elect three of their own Director nominees to serve their own purposes, and not the purposes of all Rosetta shareholders.

Item 8 – Discussion of the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2013

In their Position Paper, Messrs. Makov and Shamir do not take a stance on this item.

Item 9 – Providing there are available vacancies on the Company's Board of Directors, according to Article 38 of the Company's Articles of Association, election of Mr. Nachum (Homi) Shamir to serve as a Class II director of the Company for a 1-year term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company’s shareholders to be held in 2015 in accordance with the Company’s Articles of Association

To the best of Rosetta’s knowledge, effective October 15, 2014, Mr. Nachum (Homi) Shamir was appointed President and CEO of Luminex, a publicly traded life sciences instruments company, and is expected to be invited to join its Board of Directors. Rosetta believes the demands of these new positions on Mr. Shamir’s time will be considerable and likely will take priority over his duties as a Director of Rosetta, if elected. To the best of Rosetta's knowledge, Mr. Shamir’s professional background also includes executive positions with Given Imaging, a medical imaging company with no connection to clinical laboratories, and Scitex Corporation, a digital printing company. Prior to that, and to the best of Rosetta’s knowledge, Mr. Shamir worked at various international companies mainly in the Asia Pacific region, which is irrelevant to Rosetta as for various reasons we have no current or planned operations in that part of the world.

The three Director nominees named in Messrs. Makov’s and Shamir’s Position Paper and included in agenda items 9, 10 and 11 were handpicked by them, including the selection of Mr. Shamir himself. As such, they would be representing Messrs. Makov’s and Shamir’s interests if elected to the Rosetta Board. With that in mind, we believe it is important to identify the interrelationship between Mr. Makov and nominees Messrs. Shamir, Birger and Hershkovitz.

Mr. Makov served as Chairman of Given Imaging while Mr. Shamir was President and CEO of that company and Mr. Birger was a fellow Director. Mr. Makov serves as Chairman of Micromedic Technologies, an oncology diagnostics company, and Mr. Hershkovitz is a fellow Director. This is clearly a block of three affiliated Director nominees handpicked by Messrs. Makov and Shamir who, if elected, would give Messrs. Makov and Shamir undue control over Rosetta given their limited ownership of Rosetta’s stock. Their relationship raises questions as to their true independence and whose interests they would be serving as Directors of Rosetta, if elected.

In their Position Paper Messrs. Makov and Shamir do not articulate their suggested strategic or operational plan of action for Rosetta, which is no surprise given the poor performance of other oncology diagnostics companies with which they are or have been affiliated.

Item 10 – Providing there are available vacancies on the Company's Board of Directors, according to Article 38 of the Company's Articles of Association, election of Mr. Doron Birger to serve as a Class I director of the Company for a 3-year term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company’s shareholders to be held in 2017 in accordance with the Company’s Articles of Association

To the best of Rosetta’s knowledge, Mr. Doron Birger’s professional background includes serving as the CEO of Elron between 2001 and 2008, a company that at one time owned 23% of Given Imaging common stock. It is important to note that he retired from that position after Elron reported a record loss of $86 million in 2008, which followed a loss of $37 million in 2007. To the best of Rosetta’s knowledge, Mr. Birger is now a management consultant and serves in executive positions primarily with technology companies. To the best of Rosetta’s knowledge, Mr. Birger currently serves as Chairman of the Board of four companies and as a Director of two additional companies, none of which operates a clinical laboratory or has commercialized a diagnostic product.

In making their case for Mr. Birger, as well as for Messrs. Shamir and Hershkovitz, Messrs. Makov and Shamir state, “the Company has failed to unlock its intrinsic value.” That simply is not true as by any number of metrics Rosetta is the most prosperous company in the emerging field of microRNA-based diagnostics. As but one example, of the seven microRNA-based assays ever commercialized, six have been commercialized by Rosetta. In addition to the microRNA-based assays we are currently commercializing, we have identified and begun development of new assays with strong commercial potential and competitive advantages, including assays for thyroid cancer and bladder cancer.

Furthermore, our patent portfolio is unrivaled in the microRNA biomarker field, with three new U.S. patents issued in the first half of 2014 alone, bringing our total to 35 patents issued (including 31 in the U.S.) and 47 pending (including 25 in the U.S.). We have recently created a scalable commercial infrastructure, launched multiple assays, secured approvals from all 50 U.S. states to market certain of our products, received a positive reimbursement decision from Medicare for our lead test and seen our research published in more than 50 peer-reviewed journals and presented at prestigious medical and scientific conferences.

Also in making their case for Mr. Birger, as well as for Messrs. Shamir and Hershkovitz, Messrs. Makov and Shamir state, “In the last five years, Rosetta’s market cap was severely devalued and its adjusted share price has decreased approximately 97%.” When appropriately comparing the price of ROSG with a representative peer-group index consisting of 22 publicly traded small-cap molecular diagnostics companies over a more appropriate period of time, year-to-date through September 30, 2014 ROSG was up 12% while that index was down 1%, and for the 12 months ended September 30, 2014 ROSG was up 11% while that index was down 1%.

Item 11 – Providing there are available vacancies on the Company's Board of Directors, according to Article 38 of the Company's Articles of Association, election of Mr. Ori Hershkovitz to serve as a Class III director of the Company for a 2-year term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company’s shareholders to be held in 2016 in accordance with the Company’s Articles of Association

To the best of Rosetta’s knowledge, Mr. Ori Hershkovitz is a soon-to-be former head of analysis at an Israeli hedge fund and is a former pharmaceutical equity analyst working from Israel. To the best of Rosetta’s knowledge, Mr. Hershkovitz has no direct management or operational experience, nor does he have any experience of note that would be relevant to Rosetta’s business. Furthermore, in their Position Paper Messrs. Makov and Shamir failed to present the fact that Mr. Hershkovitz will retire from his hedge fund position at the end of 2014.

Yet beyond serving as handpicked representatives of Messrs. Makov and Shamir, of greater importance is the fact that, to the best of Rosetta’s knowledge and as articulated in our commentary above, none of the Director nominees in agenda items 9, 10 and 11 has the skills and background that our Board requires and none would strengthen the existing Board. More specifically, to the best of Rosetta’s knowledge, none has much, if any, experience with commercializing novel medical diagnostics or laboratory-developed tests, or with companies at our stage of development.

In their Position Paper, Messrs. Makov and Shamir express a need to “upgrade” Rosetta’s corporate governance to “help better guide the management team, strategically and operationally, to achieve the goal of increasing shareholder value” by, in part, nominating Messrs. Birger, Shamir and Hershkovitz. However, there is no such need as Rosetta has a strong corporate governance structure and is in the best position ever, from multiple perspectives. Our professional Board is overseeing the implementation of a clearly defined business plan whereas, as previously noted, Messrs. Makov and Shamir do not articulate their suggested strategic or operational plan of action for Rosetta.

With respect to other corporate governance initiatives, not only has Rosetta separated the positions of Chairman of the Board and Chief Executive Officer, but to ensure a truly independent Board, in March 2011 Mr. Berlin stepped down as a member of the Board of Directors. Mr. Berlin’s departure from the Board was part of Rosetta’s ongoing adoption of good corporate governance practices.

Based on the foregoing, Rosetta’s management and Board of Directors recommends that shareholders:

•	Item 1 – vote FOR the re-election of Mr. Brian A. Markison to serve as a Class I director of the Company
•	Item 2 – vote FOR the re-election of Dr. Yitzhak Peterburg to serve as a Class I director of the Company
•	Item 3 – vote FOR the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global (“KFGK”), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014, and to authorize the Audit committee and the Board of Directors of the Company to determine the remuneration of KFGK in accordance with the volume and nature of their services
•	Item 4 – vote FOR the addition of 900,000 Ordinary Shares to the shares authorized for issuance under the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006))
•	Item 5 – vote FOR the extension, to the amendment dated June 3, 2012 of the employment agreement of Mr. Ken Berlin, the Chief Executive Officer of the Company
•	Item 6 – vote FOR the grant to Mr. Ken Berlin of options to purchase up to 100,000 Ordinary Shares at an exercise price per share equal to the closing price on the date of grant, which shall be November 30, 2014, vesting in equal installments quarterly over a period of four (4) years beginning on November 30, 2014, and 20,000 Restricted Stock Units vesting in equal installments annually over a period of four (4) years beginning on November 30, 2014
•	Item 7 – vote FOR the Replacement of Section 38 of the Company’s Articles of Association with the following: “The Board of Directors of the Company shall consist of not less than two (2) nor more than seven (7) Directors”
•	Item 9 – vote AGAINST the election of Mr. Nachum (Homi) Shamir to serve as a Class II director of the Company
•	Item 10 – vote AGAINST the election of Mr. Doron Birger to serve as a Class I director of the Company
•	Item 11 – vote AGAINST the election of Mr. Ori Hershkovitz to serve as a Class III director of the Company